Exhibit 12.1
Aspect Software Parent Inc.
Ratio of Earnings to Fixed Charges
(In thousands)

	2014	2013	2012	2011	2010
(Loss) income before income taxes	$(12,901)	$(13,162)	$(3,022)	$44,488	$37,460
Add: Fixed charges net of capitalized interest	78,161	73,344	67,518	69,964	70,113
Income before income taxes and fixed charges (net of capitalized interest)	65,260	60,182	64,496	114,452	107,573
Fixed charges:
Interest	69,702	65,542	61,622	63,741	56,562
Amortization of debt issuance costs	6,344	6,038	4,080	4,141	11,325
Estimated interest component of rental expense	2,115	1,764	1,816	2,082	2,226
Total	78,161	73,344	67,518	69,964	70,113
Ratio of earnings before taxes and fixed charges, to fixed charges	0.83	0.82	0.96	1.64	1.53